NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: NextEra Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

NextEra Energy, Inc. [NYSE:NEE]: Due to the Company’s Failure to Set Net-Zero by 2050 Targets, Fully Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Chair/CEO: James L. Robo (Item 1.H), and

●	Vote AGAINST Lead Director: Sherry S. Barrat (Item 1.A).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

NextEra Energy (“NEE”) relies on gas for 48% of electric generation. It is the third largest investor-owned electric utility in the U.S. measured by power generated and the eighth largest emitter of carbon dioxide.1 It is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”2

The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,3 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. Failure to set adequate decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set net-zero targets

Net-zero commitment by no later than 2050 for power production	X
Robust interim targets of at least 80% by 2030 or at least 3% per year on a straight-line basis between 2019-2030	X

NextEra is the largest U.S. electric utility, measured by power generation, that has not announced a “net-zero” target.4 The only target in the company’s latest Environmental, Social, and Corporate Governance report is to reduce the firm’s carbon dioxide emissions intensity rate by 67% by 2025, from a 2000 baseline.5 The company does not report absolute emissions reductions targets. According to Climate Action 100+, NextEra meets none of the criteria for net-zero and long-term greenhouse gas reduction target setting.6

Capital allocation and investment plans not aligned with 1.5°C pathways

Firm plan to phase out coal by 2030	–
Limited investment in new gas generation planned	X

According to the Sierra Club, NextEra has committed to retire only 36% of its coal generation by 2030, with a forecast 4.7 million MWh remaining in 2030 based on the typical usage of those assets.7 However, the company has indicated it will close its coal generation no later than 2030.8

NextEra ranks third among investor-owned utilities for the most planned new gas capacity by 2030.9 The company is planning to build new gas plant capacity, totaling 2,112 MW by 2030.10 In addition, NextEra is executing plans for significant investments in natural gas pipelines in Texas, Alabama, Georgia, Florida, West Virginia, Virginia and North Dakota.11

NextEra also invested more than $30 billion in wind and solar between 2010 and 2020,12 making it the largest producer of renewable energy generation in the country.13 While such investments will be necessary to transition electricity generation to zero-emissions technologies, the company’s expansion of natural gas pipelines and investment in new gas generation capacity mean its operations will remain a substantial source of greenhouse gas emissions in future years. Such investments in the expansion of gas generation are not aligned with limiting warming to 1.5°C.

According to Climate Action 100+, NextEra does not meet the criteria for capital allocation alignment.14

Misalignment of policy influence activities with net-zero commitment and 1.5°C pathways

Alignment of policy influence activities with net-zero target and limiting warming to 1.5°C	X

Despite NextEra’s advocacy efforts against some energy efficiency and renewable energy policies in recent years,15 InfluenceMap describes the company’s engagement with climate policy as “generally positive.”16 However, the company’s most recent trade association membership disclosure17 indicates affiliation with groups that InfluenceMap notes “have taken more negative lines on US climate policy,” including the Edison Electric Institute and the US Chamber of Commerce.18 In the absence of a clear net-zero by 2050 commitment, the company’s policy influence activities cannot be considered aligned with such a commitment.

According to Climate Action 100+, NextEra does not meet any of the criteria for climate policy engagement alignment, except for its disclosure of trade association memberships.19

Conclusion: NextEra has failed to set net-zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Chair/CEO James L. Robo (Item 1.H) and vote AGAINST Lead Director Sherry S. Barrat (Item 1.A) on May 20, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.20 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards that have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Electricity generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.21 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy, and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Target setting

According to the IPCC, decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C.22 A review of these pathways by the Carbon Disclosure Project, on behalf of the Science-based Targets Initiative (SBTI), found that sector emissions must fall between 70-92% between 2020 and 2035, and approach zero by 2040-2045. SBTI does not currently allow for negative emissions, for example from carbon dioxide removal technologies, in assessing science-based targets.23

Investors have made clear that utilities and their boards must make commitments to reduce their emissions to net-zero no later than 2050. In assessing the credibility and robustness of net-zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

Net-zero commitments should also incorporate interim targets and milestones that prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Finally, robust net-zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid short term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicators 1-4[24]

-	Science-Based Targets Initiative[25] (SBTI), Companies list[26] and Sector Guidance[27]

-	Carbon Disclosure Project[28] (CDP), search company survey responses[29]

Capital allocation and investment

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According to multiple studies, U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C.30 Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace than operate. For regulated utilities, shareholders will bear these costs if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.31

With respect to gas generation, substantial expansion of capacity without carbon capture and storage (CCS) is not compatible with limiting warming to 1.5°C. According to the IPCC, in pathways that result in limited to no overshoot and limit the use of carbon removal technologies, fossil gas as a share of primary energy sources must fall 20-25% by 2030.32 One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally with no need for any additional fossil gas generation plants by 2035.33 According to Deloitte, existing gas generation capacity, “accounts for most of the undepreciated value of US fossil fuel capacity,” making it the largest source of potential stranded asset risk to utilities and their investors.34 Any future for gas generation beyond 2050 will only be possible with CCS, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive.35 Investors should consider whether utilities are proposing substantial expansion of gas generation in assessing the alignment of capital allocation plans with limiting warming to 1.5°C.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 6[36]

-	Carbon Tracker[37], Company Profiles: Utilities[38]

-	Sierra Club, Dirty Truth report[39] and Data Dashboard[40]

Policy influence

Utilities must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 7[41]

-	Influence Map[42], List of companies and influencers[43]

-	Energy and Policy Institute[44] (EPI)

1 https://mjbradley.com/content/emissions-benchmarking-maps

2 https://www.climateaction100.org/whos-involved/companies/

3 https://mjbradley.com/content/emissions-benchmarking-maps

4 https://mjbradley.com/content/emissions-benchmarking-maps

5 https://www.nexteraenergy.com/content/dam/nee/us/en/pdf/2020%20NEE%20ESG%20Report.pdf at 4.

6 https://www.climateaction100.org/company/nextera-energy-inc/ at Indicators 1-2

7 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Parentdash

8 https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/

9 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1 see “Most planned gas and most remaining coal”. Note: the Tennessee Valley Authority, which appears 2nd in this list, is government-owned, and not an investor-owned utility.

10 Ibid.

11 https://www.nexteraenergy.com/company/work/natural-gas.html

12 https://www.nexteraenergy.com/content/dam/nee/us/en/pdf/2020%20NEE%20ESG%20Report.pdf at 21

13 https://www.mjbradley.com/content/emissions-benchmarking-generation-charts

14 https://www.climateaction100.org/company/nextera-energy-inc/ at Indicator 6

15https://www.energyandpolicy.org/strings-attached-how-utilities-use-charitable-giving-to-influence-politics-increase-investor-profits-nextera-energy/

16 https://influencemap.org/company/NextEra-Energy/projectlink/NextEra-Energy-In-Climate-Change

17 http://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/corporate-governance/political-engagement-policy/2021/NextEra%20Energy%20Trade%20Association%20Dues%20-%20January%201%20-%20June%2030%202020%20FINAL.pdf

18 https://influencemap.org/company/NextEra-Energy/projectlink/NextEra-Energy-In-Climate-Change

19 https://www.climateaction100.org/company/nextera-energy-inc/ at Indicator 7

20 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

21 U.S. Energy Information Administration, “What are U.S. energy-related carbon dioxide emissions by source and sector?” Updated May 26, 2020. Note: Emissions for the industrial, residential, commercial, and transportation sectors exclude those from electric power to avoid double counting. https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

22 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, Section 2.3.2.1 https://www.ipcc.ch/sr15/chapter/chapter-2/

23 Carbon Disclosure Project; Science-Based Targets Initiative, “Setting 1.5°C-Aligned Science-Based Targets: Quick Start Guide for Electric Utilities,” June 2020, pp. 6-8 https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

24 https://www.climateaction100.org/whos-involved/companies/

25 https://sciencebasedtargets.org/

26 https://sciencebasedtargets.org/companies-taking-action

27 https://sciencebasedtargets.org/sectors

28 https://www.cdp.net/en

29 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

30 James, H. Williams, et al, “Carbon-Neutral Pathways for the United States,” AGU Advances, January 14, 2021, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284; Princeton Environmental Research, “Big but affordable effort needed for America to reach net-zero emissions by 2-5-, Princeton study shows,” December 15, 2020, https://environmenthalfcentury.princeton.edu/research/2020/big-affordable-effort-needed-america-reach-net-zero-emissions-2050-princeton-study; Climate Analytics, “Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C,” September 2019, p.15, https://climateanalytics.org/media/report_coal_phase_out_2019.pdf

31 Energy Innovation, “The Coal Cost Crossover: Economic Viability of Existing Coal Compared to New Local Wind and Solar Resources,” March 2019 https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf

32 Intergovernmental Panel on Climate Change, Special Report: Global Warming of 1.5°C, Summary for Policymakers, Figure SPM.3B: Characteristics of four illustrative model pathways, https://www.ipcc.ch/sr15/chapter/spm/

33 University of California Berkeley, Goldman School of Public Policy, “2035 The Report: Plummeting Solar, Wind, and Battery Costs Can Accelerate Our Clean Energy Future,” June 9, 2020 http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1

34 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

35 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, see tex accompanying footnotes 20-22 https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

36 https://www.climateaction100.org/whos-involved/companies/

37 https://carbontracker.org/

38 https://carbontracker.org/company-profiles/

39 https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

40 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

41 https://www.climateaction100.org/whos-involved/companies/

42 https://influencemap.org/index.html

43 https://influencemap.org/filter/List-of-Companies-and-Influencers#

44 https://www.energyandpolicy.org/